5-81979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06049724

Amendment No. 2
To
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

MEDISYSTEMS TECHNOLOGIES INC.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

PROCESSED
OCT 23 2006
THOMSON
FINANCIAL

SHOPPERS DRUG MART CORPORATION

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

58500W

(CUSIP Number of Class of Securities (if applicable))

CT Corporation
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 894-8940

Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

RECEIVED 2006 PROCESSING SECTION

August 15, 2006

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. any member of the public may direct to the commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. this collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (i) The Offer to Purchase and Circular (the "Offer") dated August 14, 2006 made by Shoppers Drug Mart Corporation, a corporation incorporated under the laws of Canada ("Shoppers") for the common shares of Medisystems Technology Inc., a corporation incorporated under the laws of Ontario.*

(ii) The Letter of Acceptance and Transmittal pursuant to the Offer dated August 14, 2006.*

(iii) The Notice of Guaranteed Delivery pursuant to the Offer dated August 14, 2006.*

(b) Notice of Extension (the "Notice of Extension") dated September 25, 2006.**

* Previously furnished on Form CB on August 16, 2006.

** Previously furnished on Amendment No. 1 to Form CB on September 26, 2006.

Item 2. Informational Legends

The Offer and the Notice of Extension contain the applicable legends.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

(1) (a) Press release of Shoppers dated August 15, 2006.*

(b) Press release of Shoppers dated September 21, 2006.**

(c) Press release of Shoppers dated October 10, 2006, attached hereto as Attachment II.1.(c).

* Previously furnished on Form CB on August 16, 2006.

** Previously furnished on Amendment No. 1 to Form CB on September 26, 2006.

Documents Incorporated by Reference into the Home Jurisdiction Documents

(1) Annual information form of Shoppers for the fiscal year ended December 31, 2005 dated as of March 21, 2006.*

(2) Audited consolidated financial statements of Shoppers as at December 31, 2005 and January 1, 2005 and for the 52 week periods then ended, together with the auditors' report thereon and Management's Discussion and Analysis relating to such period.*

(3) Unaudited interim consolidated financial statements of Shoppers as at June 17, 2006 and June 18, 2005 and for the 12 and 24 week periods then ended and Management's Discussion and Analysis relating to such periods.*

(4) Management proxy circular dated March 27, 2006 in connection with the annual and special meeting of shareholders of Shoppers held on May 4, 2006.*

(5) Material change report of Shoppers filed February 8, 2006 concerning the announcement by Shoppers that its board of directors increased the quarterly cash dividend on the Shoppers Shares from $0.10 to $0.12 per Shoppers Share.*

* Previously furnished on Form CB on August 16, 2006.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Shoppers Drug Mart Corporation with the Securities and Exchange Commission on August 16, 2006.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOPPERS DRUG MART CORPORATION

Name: George Halatsis
Title: Executive Vice President and Chief Financial Officer

Date: October 11 , 2006

Name: Richard Alderson
Title: Senior Vice President, Legal Affairs & General Counsel

EXHIBIT II.1.(c)

Attention Business/Financial Editors:

Shoppers Drug Mart Corporation Acquires Additional Shares of MediSystem Technologies Inc. Under Its Previously Announced Offer

TORONTO, October 10, 2006 - Shoppers Drug Mart Corporation (TSX: SC) announced today that it has taken up an additional 1,559,000 common shares of MediSystem Technologies Inc. (TSX: MDY) under its previously announced offer to acquire all of the outstanding common shares of MediSystem, bringing the total number of MediSystem shares acquired by Shoppers under the offer to approximately 22,811,327, representing over 90% of the outstanding common shares of MediSystem (on a fully-diluted basis). Shoppers will complete the payment for all of the 1,559,000 additional MediSystem shares on or before October 12, 2006.

Shoppers made its offer on August 14, 2006 when it mailed a take-over bid circular to the shareholders of MediSystem. After acquiring approximately 89.9% of the outstanding MediSystem shares on September 20, 2006, Shoppers announced the extension of the expiry of its offer until October 6, 2006 to enable those shareholders of MediSystem who had not yet tendered to deposit their MediSystem Shares to the offer. The deposit period under the extended offer expired at 8:00 p.m., Toronto time, on October 6, 2006.

Shoppers also announced today that it now intends to exercise its statutory right under the *Business Corporations Act* (Ontario) to compulsorily acquire the remaining MediSystem shares that have not been deposited to the offer. Upon completion of the compulsory acquisition, Shoppers intends to de-list the MediSystem shares from the Toronto Stock Exchange.

Shoppers will be filing an updated report under National Instrument 62-103 of the Canadian Securities Administrators in connection with the proposed transaction, a copy of which may be obtained from John Caplice, Senior Vice President, Treasurer and Investor Relations (416) 490-2925.

Shoppers Drug Mart Corporation is one of the most recognized and trusted names in Canadian retailing. The Company is the licensor of full-service retail drug stores operating under the name Shoppers Drug Mart (Pharmaprix in Québec). With more than 960 Shoppers Drug Mart and Pharmaprix stores operating in prime locations in each province and two territories, the Company is one of the most convenient retailers in Canada. The Company also owns and operates 53 Shoppers Home Health Care stores, making it the largest Canadian retailer of home health care products and services.

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For further information:

Media
Barbara J.W. Dawson
Vice-President, Corporate Affairs
416-490-2661

Investor Relations
(416) 493-1220, extension 5678

investorrelations@shoppersdrugmart.ca

Shoppers Drug Mart Corporation
243 Consumers Road
Toronto, Ontario
M2J 4W8